Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Fortuna Silver Mines Inc.

Suite 650, 200 Burrard Street

Vancouver, British Columbia

Canada V6C 3L6

Item 2:	Date of Material Change

September 10, 2019

Item 3:	News Release

News release was disseminated on September 10, 2019, through GlobeNewswire and subsequently filed on SEDAR.

Item 4:	Summary of Material Change

Fortuna Silver Mines Inc. (the “Company”) announced that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) who have agreed to purchase, on a "bought deal" basis, US$40,000,000 aggregate principal amount of senior subordinated unsecured convertible debentures (the “Debentures”), at a price of US$1,000 per Debenture.

Item 5:	Full Description of Material Change

The Company announced that it has entered into an agreement with a syndicate of Underwriters who have agreed to purchase, on a "bought deal" basis, US$40,000,000 aggregate principal amount of Debentures, at a price of US$1,000 per Debenture (the “Offering”).

The Company has also granted the Underwriters an over-allotment option to purchase up to an additional US$6,000,000 aggregate principal amount of Debentures at the same price as the Offering. This over-allotment option is exercisable in whole or in part, at the sole discretion of the Underwriters, at any time until and including 30 days following the closing of the Offering.

The Debentures will mature October 31, 2024 (the “Maturity Date”) and will bear interest at an annual rate of 4.65% payable semi-annually in arrears on the last day of April and October in each year, commencing April 30, 2020. At the holder’s option, the Debentures may be converted into common shares of the Company (“Common Shares”) at any time prior to the close of business on the earlier of the last business day immediately preceding the Maturity Date and the date fixed for redemption. The conversion price will be US$5.00 per Common Share (the “Conversion Price”), subject to adjustment in certain circumstances.

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The Debentures will not be redeemable by the Company prior to October 31, 2022. On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

The Company will use the net proceeds from the Offering for working capital in relation to the start-up of the Lindero project and for general working capital purposes.

The Debentures to be issued under the Offering will be offered by way of a short form prospectus in each of the provinces of Canada, except Québec, and may be offered in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and certain other jurisdictions.

The Offering is expected to close on or about October 2, 2019. Completion of the Offering is subject to certain conditions, including, without limitation, the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the New York Stock Exchange.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Luis Ganoza Durant, Chief Financial Officer of Fortuna, at 604-484-4085.

Item 9:	Date of Report

September 13, 2019

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